UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 333-109289-39
BFIT Rehab of West Palm Beach, Inc.

(Exact name of registrant as specified in its charter)
8700 West Bryn Mawr Avenue
Chicago, Illinois 60631
(773) 380-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Guarantee of 10-1/2% Senior Notes due 2011 issued by Bally Total Fitness Holding Corporation

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
          Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 1
*	This form is filed by Bally Total Fitness Corporation, a direct wholly owned subsidiary of Bally Total Fitness Holding Corporation, in connection with and pursuant to the merger of BFIT Rehab of West Palm Beach, Inc. with and into Bally Total Fitness Corporation, with Bally Total Fitness Corporation being the surviving corporation, to indicate that BFIT Rehab of West Palm Beach, Inc. will no longer be required to file reports under the Securities and Exchange Act of 1934, as amended.
Pursuant to the requirements of the Securities Exchange Act of 1934, Bally Total Fitness Corporation, a Delaware corporation and the successor by merger to BFIT Rehab of West Palm Beach, Inc., a Florida corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 15, 2007	By:	/s/ Marc D. Bassewitz
		Name:	Marc D. Bassewitz
		Title:	Senior Vice President, General Counsel and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.